EX-99(p)

October 18, 2021

Fundrise Income Real Estate Fund, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036

Re:	Subscription for the Purchase of Shares of Beneficial Interest of Fundrise Income Real Estate Fund, LLC

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase 10,000 shares of beneficial interest of Fundrise Income Real Estate Fund, LLC (the “Fund”) in the aggregate amount of $100,000 as the initial capital of the Fund.

The undersigned acknowledges that such shares of the Fund are being purchased in accordance with Section 14 of the Investment Company Act of 1940, as amended, to establish the requisite net worth for the Fund for purposes of Section 14 and that such purchase is being made for investment purposes only and not for distribution purposes.

Very truly yours,

RISE COMPANIES CORP.

/s/Benjamin S. Miller
Benjamin S. Miller
Chief Executive Officer